RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES NAMES SHUTTLEWORTH AS NEW CFO

Jersey, Channel Islands, 30 April 2007 (LSE:RRS)(Nasdaq:GOLD)  -  London and Nasdaq listed gold miner Randgold Resources has appointed Graham Shuttleworth as chief financial officer and financial director.  Shuttleworth, who will take up his new position on 1 July 2007 is currently the New York-based head of metals and mining for the Americas in the global investment banking division of HSBC.

The 38-year-old Shuttleworth, a qualified chartered accountant, was corporate finance manager of the South African Randgold & Exploration group at a time when it included eight listed gold companies, among them Randgold Resources.  He joined HSBC in 2000, where he has led or been involved in a wide range of major mining industry transactions, including Randgold Resources’ Nasdaq listing, its bid for Ashanti Goldfields and its 2002 US$110 million equity offering.

“Graham has been closely associated with Randgold Resources since its inception, originally as part of the management team and subsequently as an advisor.  He brings to his new position not only an intimate understanding of the company but also a wealth of investment banking experience gained at a high level in London and New York,” said chief executive Mark Bristow.

Shuttleworth succeeds Roger Williams who has spent 10 years with the company, the last five as CFO.  Paying tribute to the contribution Williams made at Randgold Resources, Bristow said:  “Roger played an integral role in and served the company selflessly during its critical formative years.  While he will be missed, we sympathise with his desire to pursue an opportunity where he can devote more time to his young family in South Africa.  Roger will stay with the company until the end of July to ensure a smooth handover.”

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Investor & Media Relations
Dr Mark Bristow	Kathy du Plessis
+44 779 775 2288 +44 788 071 1386	+27 11 728 4701 Cell: +27 83 266 5847 Email: randgoldresources@dpapr.com

Website:  www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM.  Other potential risks and uncertainties include risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life.  For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2005 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 29 June 2006.  Randgold Resources assumes no obligation to update information in this release.  Cautionary note to US investors: the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’.  Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.